

September 1, 2011

Via E-mail
Mr. Jorge Alberto Firpo
General Manager
Nortel Inversora S.A.
Alicia Moreau de Justo 50
Piso 11
(C1107AAB) Buenos Aires
Argentina

> **Re: Nortel Inversora S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-14270**

Dear Mr. Firpo:

        We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Consolidated Income Statement, page F-5

1. We note that you present on the face of the income statement the subtotal "Operating income before D&A." We believe that an operating measure is incomplete if it excludes items of an operating nature such as depreciation and amortization. Please revise the income statement to remove this line item or subtotal. Refer to paragraph BC 56 of IAS 1.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director